Exhibit 99.1

Qudian and Secoo Announce Investment and Strategic Partnership

Qudian to make strategic investment in Secoo of up to $100 million

Qudian, Inc. (NYSE: QD) (together with its affiliates, “Qudian”), a leading technology platform empowering the enhancement of online consumer finance experience in China, and Secoo Holding Limited (NASDAQ: SECO) (together with its affiliates, “Secoo”), Asia’s largest online integrated upscale products and services platform, announced today that Qudian and Secoo have entered into a definitive agreement, pursuant to which Qudian has agreed to purchase a total of up to 10,204,082 newly issued Class A ordinary shares of Secoo for an aggregate purchase price of up to US$100,000,003.60, reflecting a per share purchase price of US$9.80.

Following the completion of all transactions contemplated under the definitive agreement, Qudian will hold approximately 28.9% of Secoo’s issued and outstanding shares, becoming its largest shareholder.

In addition, Qudian and Secoo will also enter into a business cooperation agreement, which will set forth the key areas for the two companies’ strategic cooperation in the online luxury e-commerce business space.

“This strategic partnership leverages both companies’ resources, capabilities, industry expertise and market presence, while fostering collaboration in supply chain management, user acquisition and retention, quality appraisals, post-sales services, and financing solutions,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “We believe our partnership will bring value to both Secoo and our Wanlimu platform, launched earlier this year, and also establish a good foundation for a better user experience for our customers. We believe this strategic investment in Secoo will fuel opportunities for expansion and success on both platforms.”

Mr. Rixue Li, Founder, Chairman and Chief Executive Officer of Secoo, said, “We believe this strategic partnership will enable us to accelerate growth by building upon both companies’ assets, core expertise and competitive advantages. We will utilize the investment proceeds to further strengthen the supply chain and enhance user satisfaction.”

The transaction is subject to customary closing conditions and is expected to be consummated in two separate closings in the near future. Qudian has agreed not to sell, transfer or dispose of any shares acquired in the transaction for twelve months after the first closing, subject to certain limited exceptions.

The share issuance is exempt from registration under the Securities Act of 1933, as amended, (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or is made in reliance on, and in compliance with, Regulation S under the Securities Act.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

About Secoo

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries regarding Qudian, please contact:

Qudian Inc.

Tel: +86-592-591-1711

E-mail: ir@qudian.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

For investor and media inquiries regarding Secoo, please contact:

In China:

Secoo Holding Limited

Jingbo Ma

Tel: +86 10 6588-0135

E-mail: ir@secoo.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Secoo@tpg-ir.com